

Mail Stop 3561

March 23, 2009

Mr. Alejandro Bautista
President and Chief Executive Officer
S2C Global Systems, Inc.
5119 Beckwith Boulevard, Suite 105
San Antonio, Texas 78249

>   **Re: S2C Global Systems, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed March 13, 2009**
>   **File No. 000-51529**

Dear Mr. Bautista:

  We have reviewed your amended filing dated March 18, 2009 and have the following comments. Please amend your filing and provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

<u>Amendment No. 1 on Form 8-K Filed March 18, 2009</u>

1. Please disclose the date you actually engaged Pritchett, Siler & Hardy, PC, rather than the effective date of the engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

2. As previously requested, please provide a statement to us, in writing, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant